UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            TUTORNET.COM GROUP, INC.
                                (Name of Issuer)

                     Class A Common Stock, $.00001 par value
                         (Title of Class of Securities)

                                   901113 100
                                 (CUSIP Number)

                             LAZ L. SCHNEIDER, ESQ.
                            Berger Davis & Singerman
                     350 East Las Olas Boulevard, Suite 1000
                         Fort Lauderdale, Florida 33301
                                  954 525-9900

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 30, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 901113 100


1.  NAME OF REPORTING PERSON
             Van R. Perkins is the sole shareholder of Business Development Corporation, a Colorado corporation, which is the record owner of the securities.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)      [ ]
           (b)      [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
           WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
                    [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH:

7.  SOLE VOTING POWER
           3,112,066

8.  SHARED VOTING POWER
           0

9.  SOLE DISPOSITIVE POWER
           3,112,066

10.  SHARED DISPOSITIVE POWER
           0


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                                                                     Page 2 of 8


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,112,066

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.1%

14.  TYPE OF REPORTING PERSONS*
           IN


SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D relates to the class of common stock par value $0.00001 per share (the "Shares") and Warrants to purchase Shares of Tutornet.com Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 11410 Isaac Newton Square North, Suite 105, Reston, VA 20190.

Item 2.  Identity and Background

The person filing this statement is Van R. Perkins, a citizen of the United States of America (the "Reporting Person"). The record owner of the Shares is Business Development Corporation all of the capital stock of which is owned by Reporting Person. The business address of Van R. Perkins is 340 Sunset Drive, Suite 1203, Ft. Lauderdale, FL 33301. The principal office of Business Development Corporation is c/o Van R. Perkins, 340 Sunset Drive, Suite 1203, Ft. Lauderdale, FL 33301. Van R. Perkins and Business Development Corporation are sometimes hereafter referred to collectively as "Reporting Persons".

Business Development Corporation is engaged in the business of investing in securities, private investment and strategy consulting services. Business Development Corporation does not perform investment advisory services, investor relations services and does not purchase or sell securities except as a principal for its own investment account. Since 1987, Van R Perkins's principal occupation has been President of Business Development Corporation.


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                                                                     Page 3 of 8


Van R. Perkins is the sole stockholder of Business Development Corporation. As such, Mr. Perkins is in a position directly and indirectly to determine the investment and voting decisions made by Business Development Corporation.

Neither Mr. Perkins, nor Business Development Corporation or any executive officer or director of Business Development Corporation has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         I. Reporting Persons acquired Shares from Zycom, Inc., a Colorado corporation, as follows:

                  The Reporting Persons acquired 25,268 Shares directly from the Issuer in 1984 for $45,482.

                  The Reporting Persons acquired 74,100 Shares directly from the Issuer in October of 1985 for $55,498.

                  The Reporting Persons acquired 449,239 Shares directly from the Issuer on December 31, 1996 and May 13, 1999 for an aggregate of $9,667.

                  In exchange for a total of $110,698 expended on behalf of Issuer, the Reporting Persons acquired 31,682 Shares directly from the Issuer on April 25, 2000 and Reporting Persons were granted Series B Warrants to purchase 31,682 Shares.

                  Such Shares were acquired by the Reporting Persons from personal funds and from working capital.


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                                                                     Page 4 of 8

--------------------------------------------------------------------------------------------------------------------
Title of Derivative     Date Exercisable and Expiration     Title and Amount of Securities        Conversion or
Security                Date                                Underlying Derivative Securities      Exercise Price
                        Month/Day/Year                                                            of Derivative
                      -------------------------------------------------------------------------   Security

                        Date              Expiration            Title          Amount or
                        Exercisable       Date                                 Number of
                                                                               Shares
--------------------------------------------------------------------------------------------------------------------
Series B Warrant        4/25/00           4/25/04             Common Stock      31,682             $3.00*
--------------------------------------------------------------------------------------------------------------------
*Adjusted from
original price
based on
subsequent offers
--------------------------------------------------------------------------------------------------------------------

                  All Shares and Warrants of Issuer reflect adjustments and exchanges from predecessor companies, including stock splits.

                  According to the Form 8-K filing of Tutornet.com Group, Inc., a Delaware corporation ("Tutornet") on May 18, 2000, pursuant to an Agreement and Plan of Merger dated as of May 16, 2000 between Tutornet.com Group, Inc., ("Tutornet"), and Segway Corp., a 12(g) registered company under the Securities Exchange Act of 1934, all outstanding shares of common stock of the Segway were exchanged for 5,000 shares of common stock of Tutornet in a transaction in which Tutornet.com Group, Inc. was the surviving company. The Reporting Persons have been advised that, as an effect of the merger, pursuant to Rule 12g-3(a) of the General Rules and Regulations of the Securities and Exchange Commission, the Issuer, became the successor issuer to Segway for reporting purposes under the Securities Exchange Act of 1934 (the "Act") and elected to report under the Act effective May 16, 2000.

         II. Business Development Corporation on March 24, 2000 lent $250,000 to a majority owned subsidiary of Issuer and received warrants to purchase Shares of Issuer as partial consideration as follows:


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                                                                     Page 5 of 8




--------------------------------------------------------------------------------------------------------------------
Title of Derivative     Date Exercisable and Expiration     Title and Amount of Securities        Conversion or
Security                Date                                Underlying Derivative Securities      Exercise Price
                        Month/Day/Year                                                            of Derivative
                      -------------------------------------------------------------------------   Security

                        Date              Expiration            Title          Amount or
                        Exercisable       Date                                 Number of
                                                                               Shares
--------------------------------------------------------------------------------------------------------------------
Series A Warrant        4/25/00           3/24/04             Common Stock      2,500,00           $0.50
--------------------------------------------------------------------------------------------------------------------



Item 4.  Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. Depending upon various factors, including, but not limited to, the Issuer's business, prospects and financial condition and other developments concerning the Issuer, available opportunities for the Reporting Persons to acquire or dispose of the Shares or securities convertible into Shares, and other factors which may become relevant to their holdings in the future, the Reporting Persons may in the future take such actions with respect to their holdings in the Issuer as they deem appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of Shares or securities convertible into common stock in the open market, the purchase of additional common stock or securities convertible into common stock in privately negotiated transactions or otherwise, the disposition, from time to time or at any time, of all or a portion of the Shares of securities convertible into common stock now owned or hereafter acquired, either in a sale(s) of Shares in the open market or the sale(s) of Shares or securities convertible into common stock in privately negotiated transactions to one or more purchasers. The Reporting Persons intend to explore potential actions and transactions which may or may not be advantageous to the Issuer, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management policies, governing instruments, securities or regulatory or reporting obligations of the Issuer. Reporting Persons do not preclude future activities with respect to the Issuer but have no present activities in such respect. Except as noted above and below in Item 6, as of the date of this
Schedule 13-D, the Reporting Persons have no plans or proposals which relate to or would result in:

         (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;


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                                                                     Page 6 of 8


         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

Item 5.           Interest in Securities of the Issuer

         (a) As of the close of business on June 1, 2000, Reporting Persons may be deemed to beneficially own (assuming exercise of all Warrants), in the aggregate, 3,112,066 Shares, representing approximately 15.1% of the Issuer's outstanding Class A common stock (based upon the 18,072,674 Class A Shares and 4,750,000 Class B shares of common stock, par value $.00001) stated to be outstanding as of May 18, 2000 by the Issuer in the Issuer's Form 8-K12g3, filed with the Securities and Exchange Commission on May 18, 2000.

         (b) Business Development Corporation has sole voting power and sole dispositive power with regard to 580,348 Shares and sole dispositive power with right to Warrants to purchase 2,531,682 Shares and, if the Warrants are exercised, sole voting power with respect to such Shares when and if acquired.

         (c) During the past sixty days Business Development Corporation acquired Series "A" Warrants of Issuer to purchase 2,500,000 shares of Issuer's Class A common stock for a purchase price of $.50 per share at any time before March 24, 2004 and Series "B" Warrants of Issuer to purchase 31,682 shares of Issuer's Class A common stock for a purchase price of $3.00 per share at any time before April 25, 2004. Business Development Corporation acquired 31,682 Warrants in partial consideration of funding the costs of approximately $110,000 for the facilitation of the exchange of common stock among the majority of the stockholders of Tutornet.com Inc., a Delaware Corporation and the Issuer, and the funding of the costs of the subsequent successor merger with Segway Corporation and making a working capital loan of $250,000 to Issuer.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

Emergency Bridge Funding. On March 24, 2000, Business Development Corporation funded an emergency bridge loan to Tutornet.com, Inc. (Tutornet) in the amount of $250,000. The emergency bridge loan was funded to Tutornet: (i) in reliance on financial and disclosure information provided on behalf of Tutornet at various dates from early March of 2000 through March 23 and March 24, 2000 by Tutornet.com, Inc., Euburn R. A. Forde, President of Tutornet.com, Inc. and Chief Executive Officer and a director of the Issuer, Joseph Meuse, Vice President of Tutornet.com, Inc. and Rajiv Dalal, Executive Vice President and Chief Financial Officer of Tutornet.com, Inc. and Chief Financial Officer and a director of the Issuer and (ii) in reliance of the timely effectuation of the events set forth in the letter of understanding between Zycom and Tutornet dated March 21, 2000.

Documentation of Debt. The emergency bridge funding arrangement was initially commemorated by letter between Euburn Forde and Business Development Corporation dated March 24, 2000 to which was attached a letter of intent executed by the parties on March 21, 2000. The emergency bridge funding is documented by (i) a promissory note entitled Secured Promissory Note, Emergency Funding Series, dated March 24, 2000 payable to Business Development Corporation in the amount of $250,000 (the "note"), (ii) a trademark assignment and security agreement dated April 24, 2000 and (iii) recorded UCC-1 forms covering all of the assets of Tutornet and (iv) the issuance of 2,500,000 Series A Warrants to purchase the common stock of Tutornet.com, Inc. An equal loan of $250,000 was made to a majority owned subsidiary of Issuer on identical terms simultaneously by GJM Trading Partners, Ltd., an unrelated Colorado Limited Partnership.

On June 5, 2000, Business Development Corporation delivered notice to the Issuer that its note was in default based on substantial misrepresentations made to Business Development Corporation by Tutornet.com, Inc., Euburn R. A. Forde, President of Tutornet.com, Inc. and Chief Executive Officer and director of the Issuer, Joseph Meuse, Vice President of Tutornet.com, Rajiv Dalal, Executive Vice President and Chief Financial Officer of Tutornet.com, Inc. and Chief Financial Officer and a director of the Issuer.

At this time the response of the Issuer is not known, and Reporting Persons do not know what actions may be taken by the Reporting Persons.


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                                                                     Page 8 of 8



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 5, 2000


By:  /s/ Van R. Perkins
     ------------------------
     Van R. Perkins

Exhibits:

         1)       Funding Letter dated March 24, 2000

         2)       Letter of Intent dated March 21, 2000

         3)       Security Agreement dated April 24, 2000
         4) A Secured Promissory Note Emergency Funding Series dated March 24, 2000